Exhibit 99.3

AMENDMENT No. 1 AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP FOR TEEBANK FAMILY LIMITED PARTNERSHIP

Section 14.1 of the Amended and Restated Agreement of Limited Partnership for Teebank Family Limited Partnership, effective January 1, 2006 (the "Partnership Agreement") provides that the Partnership may be amended from time to time upon the written consent of all the General Partners and Limited Partners.

It is now deemed advisable to amend the Partnership Agreement as set forth herein, effective as of January 1, 2012.

1.            Paragraph 7.5 is amended to read as follows:

7.5 Voting the Partnership's Republic Bancorp, Inc. Share.

7.5(a) If the Partnership owns any shares of Republic Bancorp, Inc. ("Republic") stock, then the right to direct the voting of Republic stock will be vested in a Voting Committee consisting of Steven E. Trager, Scott Trager and Sheldon G. Gilman. In the event Scott Trager or Sheldon G. Gilman is unable to continue to serve as such, then Steven E. Trager shall appoint successor Voting Committee member(s).

7.5(b) Notwithstanding the foregoing, in the event Steven E. Trager is no longer able to serve as General Partner or as Trustee of any Trust serving as General Partner and the Partnership owns any shares of Republic Bancorp, Inc. ("Republic") stock, then the members of the Voting Committee will be Wayne Stratton, Craig Greenberg, Scott Trager and Kenneth Hochman. Further, Steven E. Trager may remove and designate other persons to serve on the Voting Committee. If Steven E. Trager is unable to act, then the then current members of the Voting Committee will select a successor person to serve on the Voting Committee.

7.5(c) The Voting Committee's right to direct the Managing General Partner in voting Republic shares applies to each matter which is brought before an annual or special meeting of the shareholders of Republic stock. Before each such shareholders' meeting the Managing General Partner will provide the Voting Committee with copies of all proxy solicitation materials pertaining to the exercise of such rights, and such materials will contain all the information distributed to other Republic shareholders. The Voting Committee will then determine, by majority vote, how to direct the Managing General Partner to vote the shares of Republic stock.

7.5(d) The Voting Committee's decisions will be binding and conclusive on the Managing General Partner and the Partnership. The then Managing General Partner or any other then serving General Partner will vote all shares of Republic stock owned by the Partnership in accordance with the directions of the Voting Committee.

Amendment to Agreement of Limited Partnership Teebank Family Limited Partnership	Page 1 of 3

2.            A new paragraph 9.2(b)(3) is added to read as follows:

9.2(b)(3) A General Partner may transfer his General Partner interest to a limited liability company that is solely owned by the General Partner or the General Partner's Trustee. At such time as the General Partner dies or otherwise ceases to be the sole owner of such limited liability company, then the General Partner interest will become a Limited Partner interest as hereinafter provided by this Agreement.

3.            Paragraph 14.1 is amended to read as follows:

14.1 Amendments by Managing General Partner. Notwithstanding any provision of this Agreement to the contrary, the Managing General Partner may, without the necessity of a vote by the Partners, make amendments to this Agreement which are necessary to (i) maintain the status of the Company as a tax partnership under federal and state income tax laws and for other tax purposes; (ii) maintain the Partnership in accordance with the laws of the Commonwealth of Kentucky; (iii) cure any ambiguity or correct or supplement any provision hereof which may be inconsistent with any other provision hereof; or (iv) make, execute and implement any other amendment to this Agreement with respect to administrative matters arising under this Agreement which would not be materially adverse to a Partner's rights and obligations under this Agreement.

In all other respects, the Partnership Agreement, as initially adopted effective January 1, 2006, will remain in full force and effect.

In order to evidence their understanding of and agreement to all the terms and conditions of this instrument, the parties have signed multiple copies of this Agreement, each one of which, when signed by all the parties, will be considered an original.

Date:

General Partners:

/s/ Steven E. Trager
Steven E. Trager, Co-Trustee of the Jean S. Trager Trust date July 31, 2006	Steven E. Trager, Trustee of the Steven E. Trager Revocable Trust dated April 3, 1995

Limited Partners:

Andrew Kusman Trust, dated December 27, 1989

Michael Kusman Trust, dated December 27, 1989

Kevin Trager Trust, dated December 27, 1989

Brett Kusman Trust, dated January 2, 1992

Emily Trager Trust, dated June 1, 1992

Steven E. Trager Revocable Trust dated April 3, 1995

Bernard Trager Revocable Trust dated February 5, 2012

By:	/s/ Steven E. Trager
Steven E. Trager, Trustee

Amendment to Agreement of Limited Partnership Teebank Family Limited Partnership	Page 2 of 3

Jean S. Trager Revocable Trust dated March 9, 2012

By:	/s/ Jean S. Trager
Jean S. Trager, Trustee

Shelley Kusman Irrevocable Trust dated January 13,

2004 Republic Bank & Trust Company, Trustee

By:	[ILLEGIBLE]
Title:	Vice President

Susan B. Cohen Trust dated July 3, 1992

By:	/s/ Susan B. Cohen
Susan B. Cohen Trustee

/s/ Scott Trager
Scott Trager

Amendment to Agreement of Limited Partnership Teebank Family Limited Partnership	Page 3 of 3